UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 29 July 2008

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains Vodafone Group Plc’s (Vodafone) interim management statement for the quarter ending 30 June 2008.

All financial information presented in this document is unaudited.

This document contains forward-looking statements which are subject to risks and uncertainties because they relate to future events. In particular, such forward-looking statements include but are not limited to statements with respect to Vodafone’s expectations as to expected savings from cost reduction initiatives; expectations as to levels of capital expenditure and operating expenditure; targeted revenue from the Group’s total communications initiatives; the anticipated impact of exchange rate movements on the Group’s results for the current fiscal year; the anticipated completion of the acquisition of a stake in Ghana Telecommunications Company Limited and of the acquisition by the Group’s associated undertaking of Alltel Corp.; the anticipated launch of operations in Qatar; and the Group’s expectations for revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow for the 2009 financial year contained within the outlook statement on page 11 of this document. Some of the factors which may cause actual results to differ from these forward-looking statements can be found by referring to the information under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Principal Risk Factors and Uncertainties” in Vodafone Group Plc’s Annual Report on Form 20-F for the year ended 31 March 2008. The Annual Report can be found on the Group’s website (www.vodafone.com).

Vodafone, the Vodafone logos, Vodafone live!, Vodacom, Vodafone Mobile Connect, Vodafone Station and ZYB are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

References to ‘the previous quarter’ are to the quarter ended 31 March 2008 unless otherwise stated.

Eliminations within the Europe and EMAPA service revenue tables represent intercompany revenue between the segments within the respective region.

The calculation of organic growth for the quarter is consistent with the definition on page 155 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2008, except certain in-country acquisitions, such as from Tele2 in Italy and Spain, have been included on a pro forma basis, i.e. assuming the businesses were acquired at the beginning of the comparative period. This reflects the Group’s intention to integrate these businesses into the relevant existing operating company’s operations.

For organic growth, the main adjustments within the Europe region are for foreign exchange movements and the acquisitions from Tele2 in Italy and Spain. For the EMAPA region, the principal adjustments are for the acquisitions of Vodafone Essar in India, as well as foreign exchange movements. The impact of acquisitions and disposals also includes the impact of the change in consolidation status of Safaricom from a joint venture to an associate.

The Group’s outlook for the year ending 31 March 2009 is contained on page 51 of Vodafone’s Annual Report on Form 20-F for the year ended 31 March 2008.

Use of Non-GAAP Financial Information

In presenting and discussing the Group’s reported operating results, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Organic growth

The Group believes that “organic growth”, which is not intended to be a substitute, or superior to, reported growth, provides useful information to investors and other interested parties for the following reasons:

•	it provides additional information on underlying growth of the business without the effect of factors unrelated to the operating performance of the business;

•	it is used by the Group for internal performance analysis; and

•

it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS, and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliations from reported growth can be found on pages 5, 6 and 9. Additional reconciliations are shown in the table below:

	Organic growth %	Impact of foreign exchange Percentage points	Reported growth %
Quarter ended 30 June 2008 compared to quarter ended 30 June 2007

Europe
Outgoing voice revenue	(2.4)	13.1	10.7
Incoming voice revenue	(6.7)	12.6	5.9
Roaming and international visitor revenue	(6.5)	10.7	4.2
Data revenue - Italy	41.9	24.1	66.0

	Organic growth %	Impact of foreign exchange Percentage points	Reported growth %
Quarter ended 30 June 2007 compared to quarter ended 30 June 2006

EMAPA
Service revenue - Pacific	9.5	4.8	14.3

	Organic growth %	Impact of foreign exchange Percentage points	Impact of acquisitions & disposals Percentage points	Reported growth %
Quarter ended 31 March 2008 compared to quarter ended 31 March 2007

Europe
Service revenue - Spain	5.1	14.5	4.5	24.1

EMAPA
Revenue	12.6	10.1	30.2	52.9
Service revenue
– Eastern Europe	7.8	13.2	1.2	22.2

Other

Certain of the statements within the section titled Outlook on page 11 contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

INTERIM MANAGEMENT STATEMENT FOR THE QUARTER ENDED 30 JUNE 2008

Key highlights of the quarter ended 30 June 2008:

•   Group: Revenue of £9.8 billion, up 19.1% (organic +1.7%)

–    Group data revenue up 50.6% to £664 million (organic +29.4%)

–    Total communications services now at 15% of Group revenue

–    Proportionate mobile customer base of 269.0 million, up 8.5 million in the quarter

•   Europe: Service revenue up 15.7% driven by strong foreign exchange (organic -0.2%)

–    Spain particularly impacted by economic and competitive effects

•   EMAPA: Service revenue up 30.9% (organic +8.7%)

–    Strong total revenue growth from India of over 50%

•   Verizon Wireless: net customer additions of 1.5 million

•   Outlook(1):

–

Revenue now expected to be around the bottom of the £39.8 billion to £40.7 billion outlook range reflecting first quarter performance, recent economic weakness and lower than expected equipment revenue

–

Other outlook measures unchanged resulting from continued focus on cost reduction with adjusted operating profit in the range £11.0 billion to £11.5 billion, capitalised fixed asset additions of £5.3 billion to £5.8 billion and free cash flow of £5.1 billion to £5.6 billion

–	Results likely to continue to benefit from foreign exchange

Arun Sarin, Chief Executive, commented:

“Notwithstanding this more challenging operating environment, we continue to benefit from a diversity of assets and services, with strong revenue growth in EMAPA and another good quarter of data revenue growth offsetting weakness in Spain. Whilst we expect revenue around the bottom of the outlook range, our continued focus on cost reduction enables us to reiterate our operating profit and cash flow guidance for the year.”

Note:

(1)    Foreign exchange rate assumptions of £1:€130 and £1:US$1.96 unchanged

OPERATING REVIEW

Group

	Quarter ended 30 June
	2008 £m	2007 £m	Organic growth %	Impact of foreign exchange Percentage points	Impact of acquisitions & disposals Percentage points	Reported growth %

Europe	7,183	6,219	(0.2)	13.5	2.2	15.5
EMAPA	2,637	2,021	9.2	7.1	14.2	30.5
Other and eliminations	8	13	(18.8)	49.1	(68.8)	(38.5)
Revenue	9,828	8,253	1.7	12.3	5.1	19.1

Voice revenue(1)	6,587	5,733	(1.1)	11.6	4.4	14.9
Messaging revenue(1)	1,067	927	2.5	11.8	0.8	15.1
Data revenue(1)	664	441	29.4	16.7	4.5	50.6
Fixed line revenue	613	402	(0.6)	22.1	31.0	52.5
Other service revenue(1)	271	210	16.9	11.2	0.9	29.0
Service revenue	9,202	7,713	1.6	12.4	5.3	19.3

Note:

(1)          Visitor revenue and revenue from Mobile Virtual Network Operators, or MVNOs, are now reported in the line ‘other service revenue’. This revenue was previously reported within each of the lines for voice, messaging and data revenue. Visitor revenue represents the amounts received by a Vodafone operating company when customers of another operator, including those of other Vodafone companies, roam onto its network. Visitor revenue previously reported within data revenue will continue to be included in the measurement of total communications initiatives. All periods are presented on the revised basis.

Revenue increased by 19.1% to £9.8 billion and by 1.7% on an organic basis. The net impact of acquisitions and disposals, principally Vodafone Essar, contributed 4.9 percentage points to revenue growth and exchange rate movements contributed a further 12.5 percentage points, principally driven by the favourable movement in the average euro/£ exchange rate to 1.26 for the quarter, compared with 1.47 in the same quarter last year.

Europe revenue increased by 15.5% compared with the same quarter last year, but declined 0.2% on an organic basis for the quarter. Organic growth was lower than the previous quarter, primarily due to a fall in revenue in Spain which was impacted by a decline in customer spending in a challenging macro economic and competitive environment, together with the effects of different promotional activity in the prior year.

EMAPA revenue grew 30.5%, or by 9.2% on an organic basis. Year on year revenue growth in India for the quarter was 52%, assuming the Group owned the business for the whole of both quarters. The Group’s emerging markets continued to deliver strong growth, primarily driven by expansion of the customer base. However, organic revenue growth for the quarter was lower than the growth of 12.6% in the previous quarter, principally due to lower growth in Egypt and Romania and the inclusion of Turkey within the organic calculation for the first time.

The Group’s total communications initiatives are on course to deliver approximately 20% of Group revenue by March 2010, with a contribution of 15% to Group revenue achieved in the quarter to 30 June 2008. Total communications revenue consists of revenue from all mobile data services, fixed line services, fixed location mobile services, advertising and business managed services.

Data revenue was £664 million in the quarter compared with £441 million in the prior year, driven by the penetration of mobile PC connectivity devices and improved service offerings. At 30 June 2008, 6.7 million customers across the Group were connected via handheld business devices or mobile PC connectivity devices, an increase of 105.4% compared to 30 June 2007. The increase in customers has been particularly enhanced by the success of the Vodafone Mobile Connect USB modem offering into the consumer segment.

Fixed line revenue was £613 million in the quarter, with Vodafone now offering fixed broadband services to 3.7 million customers across 13 markets. Germany remains the most significant market, with 2.8 million fixed broadband customers in Arcor and Vodafone Germany at 30 June 2008. Vodafone Italy is now offering an integrated fixed and mobile solution called Vodafone Station.

Europe

	Quarter ended 30 June
	2008 £m	2007 £m	Organic growth %	Impact of foreign exchange Percentage points	Impact of acquisitions Percentage points	Reported growth %

Revenue	7,183	6,219	(0.2)	13.5	2.2	15.5

Voice revenue	4,560	4,176	(3.6)	12.8	-	9.2
Messaging revenue	855	746	2.2	12.4	-	14.6
Data revenue	552	388	25.5	16.8	-	42.3
Fixed line revenue	598	391	(1.2)	22.3	31.8	52.9
Other service revenue	203	149	20.8	15.4	-	36.2
Service revenue	6,768	5,850	(0.2)	13.7	2.2	15.7

	Quarter ended 30 June
Service revenue	2008 £m	2007 £m	Organic growth %	Impact of foreign exchange Percentage points	Impact of acquisitions Percentage points	Reported growth %

Germany	1,419	1,238	(1.9)	16.5	-	14.6
Italy	1,268	1,005	0.6	18.2	7.4	26.2
Spain	1,314	1,110	(2.5)	17.1	3.8	18.4
UK	1,234	1,209	2.1	-	-	2.1
Arcor	453	375	3.0	17.8	-	20.8
Other	1,228	1,028	1.7	17.3	0.5	19.5
Eliminations	(148)	(115)
	6,768	5,850	(0.2)	13.7	2.2	15.7

Key performance indicators		Germany	Italy	Spain	UK	Other	Europe

Closing mobile customers (‘000)	2008	35,295	23,056	16,210	18,510	18,771	111,842
	2007	31,618	21,763	15,179	17,647	17,281	103,488

Mobile voice usage (‘000)	2008	11,507	10,094	9,226	9,650	8,464	48,941
	2007	9,897	8,932	8,530	8,963	7,572	43,894

Revenue increased by 15.5% compared with the same quarter last year and included a 2.2 percentage point benefit from business acquisitions, primarily in Italy and Spain, and a 13.5 percentage point benefit from exchange rate movements, mainly due to strengthening of the euro, compared to the same quarter last year. Organic service revenue declined by 0.2% for the quarter, with organic growth lower than the previous quarter, primarily due to a fall in revenue in Spain from a decline in customer spending following a recent deterioration of the macro economic environment coupled with the continuing trend of intensifying competition, together with strong revenue performance in the comparative period.

The Europe region recorded 1.3 million net mobile customer additions in the quarter, in line with the previous quarter. The total mobile customer base reached 111.8 million at the end of the quarter, up 8.3 million since the end of the same quarter last year.

The Group’s major cost reduction programmes continue to deliver savings in operating and capital expenditure. A number of other initiatives have also been implemented to drive cost efficiency across a wide range of business processes and activities, with a particular focus on standardisation, centralisation and leveraging the Group’s scale.

Voice revenue

Voice revenue declined by 3.6% on an organic basis compared with the same quarter last year, a continuing result of the lower effective rate per minute brought about by a number of pricing initiatives and regulation led reductions in termination rates and roaming prices, mitigated by an 11.5% increase in voice usage. Outgoing voice revenue declined 2.4% on an organic basis as the effective price per minute fell 14.1%, but was not fully offset by usage growth following continued efforts to drive increased usage per customer and improvements to the customer base. Incoming voice revenue declined by 6.7% on an organic basis with a 11.3% reduction in the effective rate per minute, principally due to ongoing termination rate cuts in Germany, Italy and Spain, partly offset by a 5.2% growth in incoming call volumes. Roaming revenue declined 6.5% year on year on an organic basis from the impact of the Group’s initiatives on retail and wholesale roaming and regulatory driven price reductions, which was partially mitigated by strong growth of 12.1% in roaming minute volumes.

Messaging revenue

Messaging revenue grew by 2.2% on an organic basis compared with the same quarter last year, but with different trends across the region, a result of a diverse range of tariff initiatives being used to stimulate growth in messaging revenue. In particular, the UK delivered the strongest growth of 13.5%, while in Germany, messaging revenue fell 10.0% at constant exchange rates, consistent with trends in the previous quarter.

Data revenue

Data revenue growth remained strong, increasing by 25.5% on an organic basis, slightly lower than the same quarter last year. This growth resulted primarily from an 84.1% rise in the number of mobile PC connectivity devices, driven by the promotion of attractive data tariffs across many European markets.

Fixed line revenue

Fixed line revenue increased by 52.9%, but declined slightly by 1.2% on an organic basis, with the difference attributable to a 22.3 percentage point impact from favourable foreign exchange movements, and a 31.8 percentage point impact due to business acquisitions, mainly resulting from the acquisitions in Italy and Spain from Tele2. The organic decline in revenue resulted primarily from pricing pressures in the fixed broadband market and continued decline in revenue from Arcor’s legacy voice services, mitigated by the growth in German fixed broadband customers and in the carrier business, with an increased proportion of the customer growth being contributed by Vodafone Germany. At 30 June 2008, Europe had 3.7 million fixed broadband customers, an increase of 0.2 million during the quarter.

Other service revenue

Other service revenue increased by 36.2%, or 20.8% on an organic basis, mainly as a result of an increase in revenue from MVNOs.

Germany

Service revenue decreased by 1.9% at constant exchange rates, mainly a result of higher voice usage volumes being more than offset by a lower effective price per minute, which resulted from Group initiatives and regulatory driven price reductions as well as a smaller impact from a fall in messaging revenue at constant exchange rates due to increasing penetration of tariffs with inclusive messages sent within the Vodafone network. Data revenue growth was 24.8% at constant exchange rates, driven by a 48.4% increase in mobile PC connectivity devices.

Italy

At constant exchange rates, service revenue increased by 8.0%, including a 7.4 percentage point benefit from the inclusion of the business acquired from Tele2. On an organic basis, service revenue grew by 0.6%, with a decline in voice revenue being offset by growth in messaging and data revenue. The growth in the current quarter was higher than in the previous quarter, with the impact of the regulatory cancellation of top up fees now being fully reflected in both quarters to 30 June, partially offset by lower messaging growth due to the timing of the launch of new tariffs last year. Data revenue growth on an organic basis remains strong at 41.9% compared to the same quarter last year, driven by an increase in mobile PC connectivity devices which grew by 125.1% year on year.

Spain

Service revenue growth of 1.3% at constant exchange rates benefited from a 3.8 percentage point impact of the business acquired from Tele2. On an organic basis, service revenue declined by 2.5%. This compares with 5.1% organic growth for the previous quarter, with the change primarily due to the recent deterioration of the macro economic environment and the continuing trend of intensifying competition as penetration rises. In addition, the results for the quarter are compared to a relatively strong revenue performance in the comparative period from different promotional activities. These factors led to an organic decline in voice revenue, with slowing customer growth and an acceleration in the year on year ARPU decline. Messaging revenue also fell, largely reflecting the timing of promotional activity. Data revenue growth slowed in the current quarter as the 89.3% increase in mobile PC connectivity devices following the introduction of Vodafone Mobile Connect USB modems to the market was partially offset by the effect of the timing of promotional activities in the prior year and current market pricing initiatives.

UK

Service revenue increased by 2.1% due to 31.0% growth in data revenue following the introduction of revised tariffs for mobile broadband in February 2008 and 13.5% growth in messaging revenue, driven by the continued success of bundled offers. Voice revenue declined 4.4% as growth in voice usage of 7.7% was more than offset by a 9.2% fall in the effective rate per minute, reflecting the continued competition in the UK market and signs of an economic slowdown.

Arcor

Arcor generated a 3.0% increase in service revenue on a constant currency basis, driven by the increase in fixed broadband customers from strong promotional activity and growth in the carrier business, which more than offset lower revenue from legacy fixed voice services and pricing pressures in the fixed broadband market. Arcor’s own customers increased 13.5% to 2.5 million at 30 June 2008, with an additional 0.1 million customers acquired during the quarter through Vodafone Germany, bringing the German fixed broadband customer base to 2.8 million at 30 June 2008.

Other Europe

Service revenue grew by 19.5%, or by 1.7% on an organic basis, with the difference primarily due to favourable exchange rates. The organic movement was mainly due to increases in service revenue of 8.2% and 6.7% in the Netherlands and Portugal, respectively, as a result of strong customer growth, partly offset by a decline of 6.7% in Greece, partly due to termination rate cuts, all on a constant currency basis.

SFR recorded 6,000 proportionate customer net additions in the quarter, bringing the proportionate customer base to 8.3 million, up 4.8% year on year. Vivendi will report further financial information for SFR on 31 July 2008.

EMAPA

	Quarter ended 30 June
	2008 £m	2007 £m	Organic growth(1) %	Impact of foreign exchange Percentage points	Impact of acquisitions & disposals Percentage points	Reported growth %

Revenue	2,637	2,021	9.2	7.1	14.2	30.5

Voice revenue	2,027	1,557	7.2	7.1	15.9	30.2
Messaging revenue	212	181	4.3	8.9	3.9	17.1
Data revenue	112	53	66.0	11.3	34.0	111.3
Fixed line revenue	15	11	25.0	11.4	-	36.4
Other service revenue	102	84	7.9	4.2	9.3	21.4
Service revenue	2,468	1,886	8.7	7.3	14.9	30.9

	Quarter ended 30 June
Service revenue	2008 £m	2007 £m	Organic growth(1) %	Impact of foreign exchange Percentage points	Impact of acquisitions & disposals Percentage points	Reported growth %

Eastern Europe	861	714	4.5	13.6	2.5	20.6
Middle East, Africa & Asia	1,209	837	16.5	(3.0)	30.9	44.4
Pacific	399	335	7.3	11.8	-	19.1
Eliminations	(1)	-
	2,468	1,886	8.7	7.3	14.9	30.9

Key performance indicators		Eastern Europe	Middle East, Africa & Asia	Pacific	EMAPA

Closing mobile customers (‘000)	2008	34,452	81,678	6,438	122,568
	2007	30,370	60,704	5,797	96,871

Mobile voice usage (‘000)	2008	13,145	66,428	3,397	82,970
	2007	11,987	30,087	3,010	45,084

Note:

(1)     On 1 October 2007, Romania rebased all of its tariffs and changed its functional currency from US dollars to euros. In calculating all constant exchange rate and organic metrics including Romania, previous US dollar amounts have been translated into euros at the 1 October 2007 opening exchange rate.

The EMAPA region continues to deliver strong growth in revenue, which grew 30.5%, or by 9.2% on an organic basis, with reported growth including a 13.1 percentage point benefit from acquisitions and disposals, primarily relating to the timing of the acquisition of Vodafone Essar, and an 8.2 percentage point benefit from exchange rate movements. Organic revenue growth for the quarter was lower than the growth of 12.6% in the previous quarter, principally due to lower growth in Egypt and Romania and the inclusion of Turkey within the organic calculation for the first time.

EMAPA recorded 7.8 million net mobile customer additions in the quarter. India accounted for most of the increase, adding 5.1 million customers in the quarter. The total customer base in the region reached 122.6 million and included 49.2 million customers in India, making it the largest subsidiary by customers within the Vodafone Group.

Eastern Europe

Revenue grew by 20.6%, or by 4.5% on an organic basis, with the difference being a result of favourable exchange rate movements. The organic growth was lower than the 7.8% growth achieved in the previous quarter mainly due to the slower growth experienced in Romania combined with the inclusion of Turkey in the organic calculation for the first time.

Romania, where the customer base has reached 9.3 million, continues to be the principal driver of organic growth in Eastern Europe. Despite an increasingly competitive environment, service revenue growth in Romania at constant exchange rates was 7.6%, with a 12.8% growth in the average number of customers and increased usage per customer of 1.9% partly offset by a lower effective rate per minute. This performance was driven by the impact of promotions targeted at contract and, more recently, prepaid customers, as well as strong data promotions which had increased the penetration of mobile PC connectivity devices.

In Turkey, service revenue growth for the quarter was 3.7% at constant exchange rates, mainly a result of customer growth of 16.6% year on year, partly offset by the 6.8 percentage point impact of termination rate cuts in April 2008 and a general economic slowdown. The lower effective rate per minute was also impacted by a very competitive environment, which has resulted in higher levels of multi-SIM prepaid customers optimising between networks and taking advantage of promotions.

Middle East, Africa and Asia

Service revenue growth was 44.4%, or 16.5% on an organic basis, with the acquisition of Vodafone Essar being the main difference between the reported and organic growth. The organic growth was predominantly driven by the 22.7% organic growth in the average number of customers.

India registered 5.1 million customer net additions in the quarter bringing the closing customer base to 49.2 million, up 60.0% compared to the same quarter last year, with strong revenue growth in one of Vodafone’s key emerging markets despite the increasingly competitive environment. Year on year revenue growth for the quarter was 52%, assuming the Group owned the business for the whole of both quarters.

At constant exchange rates, Egypt’s growth in service revenue of 18.2% benefited from the 42.9% increase in the average customer base compared to the same quarter last year. The increase in voice revenue was achieved as total usage per customer increased by 3.8%, partly offset by falls in the effective rate per minute. This trend was driven by a very competitive market where more attractively priced offerings from all operators increased usage.

Vodacom achieved service revenue growth of 15.2% at constant exchange rates, reflecting growth in the average customer base of 9.4%, which slowed as market penetration rose, and increased usage per customer. The Group’s share of customer net additions was 0.3 million, bringing the Group’s share of the closing customer base to 17.3 million. Data revenue growth remained very strong driven by the take up in mobile PC connectivity devices which reached a proportionate total of 0.2 million mobile PC connectivity devices at 30 June 2008.

Pacific

Service revenue growth in the Pacific region was 19.1%, or 7.3% on an organic basis, slightly lower than the 9.5% organic growth achieved in the same quarter last year. This growth has been driven by, in Australia, a 10.3% increase in the average customer base, the improving mix of higher value contract customers and increasing penetration of mobile PC connectivity devices and, in New Zealand, by a 5.7% increase in the average customer base and strong growth in data and fixed line revenue.

Associates and investments

Verizon Wireless

In the US, Verizon Wireless achieved 1.5 million net mobile customer additions during the quarter, with particularly strong growth in the contract segment. The closing proportionate customer base reached 30.9 million, up 10.7% year on year. Verizon Communications will report its June quarter results, including those of Verizon Wireless, on 28 July 2008.

Other

The Group’s other investments in EMAPA registered 1.1 million proportionate customer net additions in the quarter, primarily relating to the Group’s 3.21% stake in China Mobile.

Financial position

At 30 June 2008, Group net debt was slightly lower than at 31 March 2008, as free cash flow and exchange rate movements more than offset the increase in net debt resulting from the business acquisitions in the quarter.

Since 31 March 2008, the Group completed or announced the following transactions:

On 16 May 2008, Vodafone acquired 100% of ZYB, a privately owned company based in Denmark, which operates a social networking and online management tool enabling mobile phone users to back-up and share their handsets’ contact and calendar information online, for cash consideration of €32 million (£25 million).

On 19 May 2008, the Group acquired 26.4% of Arcor previously held by minority interests for cash consideration of €474 million (£377 million). Following this transaction, Vodafone owns 100% of Arcor.

On 28 May 2008, the share allocation for Safaricom’s public offering was completed and, as a result, there was a change in consolidation status of the entity from a joint venture to an associate. The Group’s effective equity interest has not changed.

On 5 June 2008, Verizon Wireless, the Group’s associated undertaking in the US, agreed to acquire Alltel Corp. (‘Alltel’) for a total enterprise value of US$28.1 billion (£14.3 billion) in cash and assumed debt. Alltel is the fifth largest mobile operator in the US, delivering voice and advanced data services to more than 13 million customers across 34 states. The parties are targeting completion of the acquisition by the end of the year, subject to obtaining regulatory approvals.

On 29 June 2008, Vodafone Qatar was awarded the second mobile licence in Qatar. It is currently anticipated that Vodafone Qatar will launch commercial services by the end of the current financial year.

On 3 July 2008, Vodafone announced that it had agreed to acquire a 70% stake in Ghana Telecommunications Company Limited (‘Ghana Telecom’), a leading telecommunications operator in Ghana, from the Government of Ghana for a total consideration of US$900 million (£452 million), on a debt-free, cash-free basis. Completion of the transaction is expected in the second quarter of the current financial year.

On 23 July 2008, Vodafone announced that its board of directors had considered the market reaction to the Group’s Interim Management Statement, issued on 22 July 2008, and had decided to introduce a £1 billion share repurchase programme with immediate effect.

Outlook

As a result of the first quarter performance and recent economic weakness together with lower than expected equipment revenue, the Group now expects that revenue will be around the bottom of its previously stated range of £39.8 billion to £40.7 billion.

However, due to the continued focus on operational and capital expenditures, the Group expects that it will achieve, as previously indicated, adjusted operating profit in the range £11.0 billion to £11.5 billion, capitalised fixed asset additions of £5.3 billion to £5.8 billion and free cash flow of £5.1 billion to £5.6 billion.

The Group’s outlook ranges for the year ended 31 March 20091, which were set out in the Annual Report for the year ended 31 March 2008, reflect foreign exchange rate assumptions of £1:€1.30 and £1:US$1.962. The Group will update its outlook for exchange rates, which are expected to be beneficial, particularly in respect of revenue, and for the impact of certain acquisitions when it presents its half year results in November.

1               The outlook statement does not include the impact of the Group’s announced acquisition of Ghana Telecom, a change in the Group’s effective interest in Neuf Cegetel or Verizon Wireless’ acquisition of Alltel. It also excludes spectrum and licence payments, but includes estimated payments in respect of long standing tax issues.

2     A substantial majority of the Group’s revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow is denominated in currencies other than sterling, the Group’s reporting currency. A 1% change in the euro / sterling exchange rate would impact revenue by approximately £250 million and adjusted operating profit by approximately £70 million.

ADDITIONAL INFORMATION

Germany

	Quarter ended 30 June
	2008	2007	% change
	£m	£m	£	Organic

Voice revenue	1,000	901
Messaging revenue	181	172
Data revenue	176	120
Fixed line revenue	14	4
Other service revenue	48	41
Service revenue	1,419	1,238	14.6	(1.9)

Italy

	Quarter ended 30 June
	2008	2007	% change
	£m	£m	£	Organic

Voice revenue	862	763
Messaging revenue	189	155
Data revenue	88	53
Fixed line revenue	97	6
Other service revenue	32	28
Service revenue	1,268	1,005	26.2	0.6

Spain

	Quarter ended 30 June
	2008	2007	% change
	£m	£m	£	Organic

Voice revenue	990	881
Messaging revenue	101	89
Data revenue	91	75
Fixed line revenue	60	5
Other service revenue	72	60
Service revenue	1,314	1,110	18.4	(2.5)

UK

	Quarter ended 30 June
	2008	2007	% change
	£m	£m	£	Organic

Voice revenue	822	860
Messaging revenue	236	208
Data revenue	110	84
Fixed line revenue	8	5
Other service revenue	58	52
Service revenue	1,234	1,209	2.1	2.1

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMERS(1) – 1 APRIL 2008 TO 30 JUNE 2008

	QUARTER TO 30 JUNE 2008
COUNTRY (in thousands)	AT 1 APR 2008	NET ADDITIONS	OTHER MOVEMENTS(2)	AT 30 JUN 2008	PREPAID(3)

Europe

Germany	34,412	883	–	35,295	56.3%

Italy	23,068	(12)	–	23,056	89.8%

Spain	16,039	171	–	16,210	41.2%

UK	18,537	(27)	–	18,510	59.2%

	92,056	1,015	–	93,071	64.5%
Other Europe

Albania	1,130	26	–	1,156	93.8%

Greece	5,460	82	–	5,542	68.3%

Ireland	2,264	(17)	–	2,247	70.7%

Malta	200	(1)	–	199	87.5%

Netherlands	4,252	108	–	4,360	42.7%

Portugal	5,209	58	–	5,267	77.9%

	18,515	256	–	18,771	67.1%

Europe	110,571	1,271	–	111,842	64.9%

EMAPA

Eastern Europe

Czech Republic	2,698	53	–	2,751	48.2%

Romania	8,921	335	–	9,256	63.9%

Hungary	2,340	54	–	2,394	55.4%

Turkey	16,935	474	–	17,409	88.6%

Poland	2,653	(11)	–	2,642	53.9%

	33,547	905	–	34,452	69.0%
Middle East, Africa & Asia

Egypt	14,073	1,129	–	15,202	95.8%

Kenya	4,092	241	(4,333)	–	–

South Africa(4)	16,998	283	–	17,281	88.6%

India	44,126	5,069	–	49,195	90.9%

	79,289	6,722	(4,333)	81,678	91.7%
Pacific

Australia	3,690	50	–	3,740	69.4%

New Zealand	2,366	35	–	2,401	73.4%

Fiji	223	74	–	297	96.9%

	6,279	159	–	6,438	73.3%

EMAPA	119,115	7,786	(4,333)	122,568	84.6%

Group	229,686	9,057	(4,333)	234,410	76.2%

Reconciliation to proportionate

Minority interests in above	(23,050)	(2,305)	542	(24,813)

Associates and investments

United States	30,230	656	21	30,907	5.5%

Other	23,620	1,107	3,791	28,518	96.6%

	53,850	1,763	3,812	59,425

Proportionate(5)	260,486	8,515	21	269,022	82.5%

Europe	118,843	1,277	–	120,120	64.9%

EMAPA	141,643	7,238	21	148,902	85.4%

Notes:

(1)	Group customers are presented on a controlled (fully consolidated) and jointly controlled (proportionately consolidated) basis in accordance with the Group’s current segments.
(2)	Other movements principally relate to Kenya being accounted for as an associate from 28 May 2008 following the allocation of shares in its public offering.
(3)	Prepaid customer percentages are calculated on a venture basis. At 30 June 2008, there were 852.3 million venture customers.
(4)	South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.
(5)

Proportionate customers are based on equity interests as at 30 June 2008. The calculation of proportionate customers for Vodafone Essar also assumes the exercise of call options that could increase the Group’s equity interest from 51.58% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007	31 MAR 2008	30 JUN 2008

Germany(1)	Total	22.1%	20.1%	24.2%	20.7%	20.8%	20.1%	22.6%	21.0%

	Contract	13.5%	15.7%	14.9%	14.0%	14.7%	14.5%	15.1%	16.0%

	Prepaid	29.5%	23.9%	31.9%	26.4%	26.0%	24.7%	28.5%	24.9%

Italy	Total	21.7%	19.4%	20.6%	18.1%	25.0%	24.1%	27.5%	27.1%

	Contract	13.6%	14.8%	14.1%	15.9%	14.7%	17.5%	18.1%	17.6%

	Prepaid	22.4%	19.8%	21.2%	18.3%	25.9%	24.8%	28.4%	28.2%

Spain(2)	Total	37.0%	23.4%	24.7%	22.4%	24.5%	23.6%	24.1%	23.6%

	Contract	13.4%	15.3%	16.6%	14.8%	14.6%	15.2%	16.6%	16.4%

	Prepaid	62.5%	32.8%	34.5%	31.7%	37.2%	34.6%	34.3%	33.6%

UK	Total	37.6%	35.4%	29.8%	34.1%	35.5%	34.7%	35.7%	39.3%

	Contract	18.8%	17.9%	17.4%	15.9%	15.3%	15.6%	17.3%	18.0%

	Prepaid	49.9%	47.0%	37.9%	46.0%	48.8%	47.4%	47.8%	53.7%

Notes:

(1)

The customer churn for Germany in the quarter ended 31 December 2006 benefited from a regulatory driven change in the prepaid disconnection policy, which reduced disconnections by 291,000 in the quarter. The underlying prepaid customer churn, excluding this change, was 31.1% and total churn was 24.0%.

(2)

The customer churn for Spain in the quarter ended 30 September 2006 includes the effect of 584,000 disconnections following a change in the application of disconnection policies. The underlying customer churn, excluding these disconnections, was 20.1%.

3G DEVICES(1)

	QUARTER TO 30 JUNE 2008
COUNTRY (in thousands)	AT 1 APR 2008	NET ADDITIONS	AT 30 JUNE 2008

Germany	5,836	547	6,383

Italy	5,905	326	6,231

Spain	5,264	546	5,810

UK	3,632	473	4,105

Other Europe	3,555	334	3,889

Europe	24,192	2,226	26,418

EMAPA	2,868	572	3,440

Group	27,060	2,798	29,858

Consumer devices	23,473	2,076	25,549

Business devices	3,587	722	4,309

Group	27,060	2,798	29,858

Note:

(1)

3G devices only include those in the Group’s subsidiary and joint venture undertakings. At 30 June 2008, there were an additional 4.2 million (1 April 2008: 4.0 million) registered Vodafone live! with 3G and Vodafone Mobile Connect data card venture customers in the Group’s associated undertakings.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) IN THE QUARTER TO
COUNTRY (in millions)	30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007	31 MAR 2008	30 JUN 2008

Europe

Germany	7,979	8,650	9,230	9,897	10,263	10,827	11,023	11,507

Italy	8,050	8,256	8,439	8,932	9,051	9,651	9,813	10,094

Spain	7,533	7,655	8,248	8,530	8,886	8,800	8,815	9,226

UK	7,579	8,160	8,790	8,963	9,112	9,434	9,508	9,650

Albania	166	160	167	196	215	188	179	189

Greece	2,216	2,113	1,985	2,168	2,282	2,244	2,262	2,395

Ireland	1,422	1,462	1,420	1,490	1,517	1,543	1,551	1,719

Malta	55	50	48	55	64	59	57	62

Netherlands	1,711	1,868	1,900	2,006	1,899	2,036	2,077	2,260

Portugal	1,606	1,586	1,612	1,657	1,836	1,764	1,763	1,839

Europe	38,317	39,960	41,839	43,894	45,125	46,546	47,048	48,941

EMAPA

Eastern Europe

Czech Republic	868	919	916	985	998	1,075	1,067	1,140

Hungary	980	1,030	1,030	1,110	1,149	1,206	1,224	1,284

Romania(2)	2,059	2,231	2,339	2,540	2,726	2,778	2,754	2,910

Turkey	6,451	5,781	6,224	6,583	6,551	6,157	6,155	6,876

Joint Venture	641	717	681	769	819	855	930	935

	10,999	10,678	11,190	11,987	12,243	12,071	12,130	13,145

Middle East, Africa & Asia

Egypt	3,462	3,670	4,156	4,794	5,591	5,878	6,398	7,112

India(3)	–	–	–	22,277	37,337	41,571	48,766	54,816

Joint Ventures(4)(5)	5,713	6,638	5,781	3,016	4,854	4,613	4,652	4,500

	9,175	10,308	9,937	30,087	47,782	52,062	59,816	66,428

Pacific

Australia	2,141	2,238	2,222	2,179	2,252	2,422	2,402	2,417

New Zealand	597	672	771	793	834	888	904	928

Joint Venture	33	34	32	38	42	47	44	52

	2,771	2,944	3,025	3,010	3,128	3,357	3,350	3,397

EMAPA	22,945	23,930	24,152	45,084	63,153	67,490	75,296	82,970

Group	61,262	63,890	65,991	88,978	108,278	114,036	122,344	131,911

Notes:

(1)

The total voice minute information presented in the table above represents network minutes, or the volume of minutes handled by each local network, and includes incoming, outgoing and visitor calls. The voice minute information in respect of Germany and New Zealand reflects billed minutes, under which calls are rounded up to the nearest minute under certain tariffs.

(2)	During the quarter ended 31 December 2006, Romania restated usage volumes for all quarters in the prior year. Previous volumes were billed minutes and this has now been restated to network minutes.
(3)	Vodafone Essar is included from 8 May 2007 and usage for the year has been rephased following the further integration of its operations into the Group.
(4)

With effect from the quarter ended 30 September 2007, joint venture minutes within the Middle East, Africa & Asia area include the Group’s share of minutes for Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.

(5)

With effect from 28 May 2008, joint venture minutes within the Middle East, Africa & Asia area exclude the Group’s share of minutes for Safaricom as it is accounted for as an associate following the allocation of shares in its public offering.

KEY PERFORMANCE INDICATORS - MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY REVENUE PER USER IN THE QUARTER(1)

COUNTRY		30 SEP 2006	31 DEC 2006	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007	31 MAR 2008	30 JUN 2008

Europe:
Germany	Total	22.4	20.9	19.3	19.4	19.4	17.9	16.9	17.0
(EUR)	Contract	39.0	36.7	34.7	34.9	35.3	33.1	32.0	32.4
	Prepaid	7.6	7.0	6.1	6.2	6.1	5.5	5.0	4.8
Italy	Total	26.9	25.6	23.3	23.1	22.6	21.6	20.8	21.3
(EUR)	Contract	68.0	71.1	69.5	69.8	65.2	65.4	62.1	60.6
	Prepaid	23.2	21.5	19.1	18.8	18.6	17.2	16.4	16.8
Spain	Total	36.3	35.1	33.6	36.1	36.4	34.1	32.6	32.6
(EUR)	Contract	55.2	51.3	48.9	52.0	51.7	48.0	45.4	45.4
	Prepaid	15.4	16.0	15.0	16.4	16.5	15.5	14.9	14.4
UK	Total	24.4	23.5	22.5	22.9	23.9	22.5	21.6	22.0
(GBP)	Contract	46.5	43.7	43.4	43.5	45.8	42.2	41.2	41.2
	Prepaid	9.4	9.5	8.6	8.9	9.0	9.0	8.4	8.6
Albania	Total	2,304	2,080	1,860	1,837	2,011	1,773	1,701	1,764
(ALL)	Contract	17,941	16,329	14,612	14,403	14,733	11,781	9,049	9,456
	Prepaid	1,782	1,605	1,419	1,366	1,497	1,308	1,258	1,261
Greece	Total	30.8	27.5	24.6	25.4	26.1	22.7	21.5	22.0
(EUR)	Contract	66.8	61.6	56.5	60.0	62.0	53.4	49.7	51.2
	Prepaid	13.4	11.4	10.1	10.2	10.4	8.9	8.4	8.4
Ireland	Total	46.9	45.6	44.6	45.4	45.1	43.9	41.6	41.7
(EUR)	Contract	99.4	94.5	92.5	94.3	94.1	89.4	85.8	85.4
	Prepaid	28.0	27.9	27.2	27.1	26.6	26.3	24.1	23.7
Malta(2)	Total	41.1	30.9	29.3	34.0	37.6	29.7	26.2	30.2
(EUR)	Contract	98.4	93.7	90.7	93.8	95.9	87.2	74.2	75.9
	Prepaid	34.6	23.9	22.3	27.0	31.0	23.1	20.4	24.1
Netherlands	Total	36.9	31.7	36.1	37.6	38.5	35.9	35.4	36.9
(EUR)	Contract	64.6	52.0	57.8	59.7	59.6	55.8	55.0	57.3
	Prepaid	10.4	9.8	9.8	10.6	10.8	9.4	9.4	9.4
Portugal	Total	24.0	22.4	21.7	22.0	23.4	22.1	21.2	21.4
(EUR)	Contract	62.8	57.8	54.2	54.9	59.0	54.2	50.9	51.5
	Prepaid	13.9	13.2	13.2	13.2	14.0	13.4	13.0	12.9

EMAPA Subsidiaries:
Australia	Total	52.4	54.0	51.3	50.5	49.5	53.2	52.5	48.7
(AUD)	Contract	96.4	98.8	97.1	96.2	93.6	96.8	90.7	88.4
	Prepaid	36.2	37.2	34.1	33.0	32.0	35.2	35.7	31.5
Czech Republic	Total	670	658	613	635	619	618	581	604
(CZK)	Contract	966	946	897	916	889	891	844	869
	Prepaid	334	331	295	320	320	319	296	316
Egypt	Total	88.1	79.4	75.0	75.0	71.0	66.2	63.2	62.1
(EGP)	Contract	309.7	289.9	295.8	308.8	304.5	281.2	286.7	293.5
	Prepaid	66.7	61.4	59.1	60.4	58.2	55.6	52.6	51.4
Hungary	Total	5,339	5,171	4,749	4,935	4,994	4,846	4,270	4,418
(HUF)	Contract	9,097	8,529	7,847	8,010	7,832	7,484	6,639	6,931
	Prepaid	3,359	3,250	2,839	2,873	2,930	2,801	2,362	2,379
India	Total	N/A	N/A	N/A	N/A	361	349	350	332
(INR)	Contract	N/A	N/A	N/A	N/A	886	899	910	904
	Prepaid	N/A	N/A	N/A	N/A	291	283	287	272
New Zealand	Total	46.6	49.1	47.6	44.8	47.1	49.2	48.1	44.8
(NZD)	Contract	125.3	128.9	122.8	117.2	118.7	120.3	115.7	107.9
	Prepaid	22.5	23.7	23.4	21.4	22.0	23.7	23.3	21.6
Romania(3)	Total	11.0	10.7	9.5	10.8	10.9	10.8	9.7	10.3
(EUR)	Contract	21.7	21.5	19.1	21.9	22.4	22.3	19.6	21.2
	Prepaid	5.1	5.0	4.3	4.7	4.6	4.5	4.0	3.8
Turkey	Total	16.5	14.4	14.4	15.7	16.3	14.6	13.2	13.6
(TRY)	Contract	31.4	28.2	28.7	29.2	29.8	28.7	27.4	27.3
	Prepaid	14.8	12.9	12.9	14.1	14.7	12.9	11.4	11.8

Notes:

(1)

The calculation of ARPU has been revised and now excludes fixed line revenue, fixed advertising revenue and revenue related to business managed services. Historical ARPU numbers have been restated inline with this new methodology.

(2)	Malta adopted the euro from 1 January 2008. Historical ARPU numbers have been translated at the 1 January 2008 Maltese lira/euro exchange rate.
(3)

On 1 October 2007, Romania rebased all of its tariffs and changed its functional currency from US dollars to euros. Historical ARPU numbers have been translated at the 1 October 2007 US$/euro exchange rate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 29, 2008	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company Secretary